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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                 SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             (AMENDMENT NO. ONE)*

                                LHS Group Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                                 COMMON STOCK
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   501938 10 4
                  ------------------------------------------
                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement [_]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 5 Pages
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-----------------------                                  ---------------------
  CUSIP NO. 501938 10 4                 13G                PAGE 2 OF 5 PAGES
-----------------------                                  ---------------------

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      NAME OF REPORTING PERSON
 1    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          HARTMUT LADEMACHER   (SOCIAL SECURITY NUMBER: N/A)

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a)
                                                                (b)

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      GERMANY

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                          SOLE VOTING POWER
                     5
     NUMBER OF            12,460,258

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                               -0-
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             3,544,218

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                               -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
          12,460,258

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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
          49.3%

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      TYPE OF REPORTING PERSON
12
          IN

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                               Page 2 of 5 Pages
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ITEM 1.

   (a)  Name of Issuer:  LHS GROUP INC.

   (b)  Address of Issuer's Principal Executive Offices:

        SIX CONCOURSE PARKWAY, SUITE 2700, ATLANTA, GEORGIA 30328

ITEM 2.

   (a)  Name of Person Filing

        HARTMUT LADEMACHER

   (b)  Address of Principal Business Office or, if none, Residence

        LHS GROUP INC, SIX CONCOURSE PARKWAY, SUITE 2700, ATLANTA, GEORGIA 30328

   (c)  Citizenship

        GERMANY

   (d)  Title of Class of Securities

        COMMON STOCK

   (e)  CUSIP Number

        501938 10 4

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

   (a)    Broker or Dealer registered under Section 15 of the Act

   (b)    Bank as defined in section 3(a)(6) of the Act

   (c)    Insurance Company as defined in section 3(a)(19) of the act

   (d)    Investment Company registered under section 8 of the Investment
          Company Act

   (e) Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

   (f) Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see (S) 240.13d-1(b)(1)(ii)(F)

   (g) Parent Holding Company, in accordance with (S) 240.13d-1(b)(ii)(G) (Note: See Item 7)

   (h)    Group, in accordance with (S) 240.13d-1(b)(1)(ii)(H)

ITEM 4.  OWNERSHIP

   (a)  Amount Beneficially Owned

          12,460,258

   (b)  Percent of Class

          49.3%

   (c)  Number of shares as to which such person has:

        (i)   sole power to vote or to direct the vote

              12,460,258

        (ii)  shared power to vote or to direct the vote

              -0-

        (iii) sole power to dispose or to direct the disposition of

              3,544,218

        (iv)  shared power to dispose or to direct the disposition of

              -0-

                               Page 3 of 5 Pages
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ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [_].

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

     RESPONSE: THE UNDERSIGNED HAS ENTERED INTO A VOTING AGREEMENT WITH EBERHARD CZEMPIEL PURSUANT TO WHICH THE UNDERSIGNED HAS SOLE VOTING POWER WITH RESPECT TO THE 419,980 SHARES OF THE COMPANY'S COMMON STOCK BENEFICIALLY OWNED BY MR. CZEMPIEL. THE VOTING RIGHTS WILL EXPIRE UPON THE EARLIER OF (A) TWELVE MONTHS AFTER THE DATE ON WHICH MR. CZEMPIEL SELLS ANY OF HIS SHARES IN THE PENDING PUBLIC OFFERINGS OF THE COMPANY'S COMMON STOCK AND (B) DECEMBER 31, 1999.

     THE UNDERSIGNED HAS ENTERED INTO A VOTING AGREEMENT WITH DR. JOACHIM HERTEL PURSUANT TO WHICH THE UNDERSIGNED HAS SOLE VOTING POWER WITH RESPECT TO THE 2,973,520 SHARES OF THE COMPANY'S COMMON STOCK BENEFICIALLY OWNED BY DR. HERTEL. THE VOTING RIGHTS WILL EXPIRE UPON THE EARLIER OF (A) TWELVE MONTHS AFTER THE DATE ON WHICH DR. HERTEL SELLS ANY OF HIS SHARES IN THE PENDING PUBLIC OFFERINGS OF THE COMPANY'S COMMON STOCK AND (B) DECEMBER 31, 1999.

     THE UNDERSIGNED HAS ENTERED INTO A VOTING AGREEMENT WITH MANFRED HELLWIG PURSUANT TO WHICH THE UNDERSIGNED HAS SOLE VOTING POWER WITH RESPECT TO THE 1,214,900 SHARES OF THE COMPANY'S COMMON STOCK BENEFICIALLY OWNED BY MR. HELLWIG. THE VOTING RIGHTS WILL EXPIRE UPON THE EARLIER OF (A) TWELVE MONTHS AFTER THE DATE ON WHICH MR. HELLWIG SELLS ANY OF HIS SHARES IN THE PENDING PUBLIC OFFERINGS OF THE COMPANY'S COMMON STOCK AND (B) DECEMBER 31, 1999.

     THE UNDERSIGNED HAS ENTERED INTO A VOTING AGREEMENT WITH DR. RAINER ZIMMERMANN PURSUANT TO WHICH THE UNDERSIGNED HAS SOLE VOTING POWER WITH RESPECT TO THE 1,461,560 SHARES OF THE COMPANY'S COMMON STOCK BENEFICIALLY OWNED BY DR. ZIMMERMANN. THE VOTING RIGHTS WILL EXPIRE UPON THE EARLIER OF (A) TWELVE MONTHS AFTER THE DATE ON WHICH DR. ZIMMERMANN SELLS ANY OF HIS SHARES IN THE PENDING PUBLIC OFFERINGS OF THE COMPANY'S COMMON STOCK AND (B) DECEMBER 31, 1999.

     THE UNDERSIGNED HAS ENTERED INTO A VOTING AGREEMENT WITH OTTO WIPPRECHT PURSUANT TO WHICH THE UNDERSIGNED HAS SOLE VOTING POWER WITH RESPECT TO THE 907,480 SHARES OF THE COMPANY'S COMMON STOCK BENEFICIALLY OWNED BY MR. WIPPRECHT. THE VOTING RIGHTS WILL EXPIRE UPON THE EARLIER OF (A) TWELVE MONTHS AFTER THE DATE ON WHICH MR. WIPPRECHT SELLS ANY OF HIS SHARES IN THE PENDING PUBLIC OFFERINGS OF THE COMPANY'S COMMON STOCK AND (B) DECEMBER 31, 1999.

     THE UNDERSIGNED HAS ENTERED INTO A VOTING AGREEMENT WITH JURGEN SPENGLER PURSUANT TO WHICH THE UNDERSIGNED HAS SOLE VOTING POWER WITH RESPECT TO THE 77,480 SHARES OF THE COMPANY'S COMMON STOCK BENEFICIALLY OWNED BY MR. SPENGLER. THE VOTING RIGHTS WILL EXPIRE UPON THE EARLIER OF (A) TWELVE MONTHS AFTER THE DATE ON WHICH MR. SPENGLER SELLS ANY OF HIS SHARES IN THE PENDING PUBLIC OFFERINGS OF THE COMPANY'S COMMON STOCK AND (B) DECEMBER 31, 1999.

     THE UNDERSIGNED HAS ENTERED INTO A VOTING AGREEMENT WITH GAP COINVESTMENT PARTNERS, L.P. (GAP CONINVESTMENT) PURSUANT TO WHICH THE UNDERSIGNED HAS SOLE VOTING POWER WITH RESPECT TO THE 259,200 SHARES OF THE COMPANY'S COMMON STOCK BENEFICIALLY OWNED BY GAP COINVESTMENT. THE VOTING RIGHTS WILL EXPIRE UPON THE EARLIER OF (A) TWELVE MONTHS AFTER THE DATE ON WHICH GAP COINVESTMENT SELLS ANY OF ITS SHARES IN THE PENDING PUBLIC OFFERINGS OF THE COMPANY'S COMMON STOCK AND (B) DECEMBER 31, 1999.

     THE UNDERSIGNED HAS ENTERED INTO A VOTING AGREEMENT WITH GENERAL ATLANTIC PARTNERS 31, L.P. (GAP 31) PURSUANT TO WHICH THE UNDERSIGNED HAS SOLE VOTING POWER WITH RESPECT TO THE 1,601,920 SHARES OF THE COMPANY'S COMMON STOCK BENEFICIALLY OWNED BY GAP 31. THE VOTING RIGHTS WILL EXPIRE UPON THE

                               Page 4 of 5 Pages
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     EARLIER OF (A) TWELVE MONTHS AFTER THE DATE ON WHICH GAP 31 SELLS ANY OF
     ITS SHARES IN THE PENDING PUBLIC OFFERINGS OF THE COMPANY'S COMMON STOCK AND (B) DECEMBER 31, 1999.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

         RESPONSE:  NOT APPLICABLE

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         RESPONSE:  NOT APPLICABLE

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

         RESPONSE:  NOT APPLICABLE

ITEM 10. CERTIFICATION

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                December 19, 1997
                                                ------------------
                                                       Date

                                               /s/ Hartmut Lademacher
                                               ----------------------
                                                      Signature

                                                 Hartmut Lademacher

                                        _______________________________________
                                                    Name/Title

                               Page 5 of 5 Pages